UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549

           FORM 12b-25

   NOTIFICATION OF LATE FILING          SEC FILE NUMBER__0-25226__
                                        CUSIP NUMBER_291-087-203__


(Check One): __ Form 10-K __Form 20-F __Form 11-K _X_Form 10-Q __Form N-SAR

          For Period Ended: __6/30/96________________________
          [   ]  Transition Report on Form 10-K
          [   ]  Transition Report on Form 20-F
          [   ]  Transition Report on Form 11-K
          [   ]  Transition Report on Form 10-Q
          [   ]  Transition Report on Form N-SAR
          For the Transition Period Ended:___________________

Read  Instructions  (on back  page) Before Preparing Form.  Please Print or
Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

______________EMERSON RADIO CORP.________________________________
Full Name of Registrant

_________________________________________________________________
Former Name if Applicable

_____________9 ENTIN ROAD________________________________________
Address of Principal Executive Office (Street and Number)

_____________PARSIPPANY, NEW JERSEY 07054________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

_X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As a result of the status of certain legal proceedings, the full completion of the Quarterly Report on Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

______EUGENE I. DAVIS______   ___(201)___    ____428-2000_____
          (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
answer is no, identify reports(s).      __X__Yes   _____No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
thereof?                                __X__Yes   _____No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     *  See attached Addendum.
     ___________________EMERSON RADIO CORP.__________________
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date_______AUGUST 15, 1996______   By__/S/ EUGENE I. DAVIS_____
                                     Eugene I. Davis, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                      Addendum to Part IV(3)

     As a result of continued weak consumer demand and the increased level of price competition, the Registrant anticipates reporting a reduction in sales and an increase in the loss for the fiscal quarter ended June 30, 1996 as compared to the fiscal quarter ended June 30, 1995. As a result of the status of certain legal proceedings, the Registrant is unable to provide a reasonable estimate of the results for the quarter being reported on.